Exhibit 12.1

DynCorp International LLC

Exhibit 12.1 - Statement Regarding Computation of Ratios-

Fixed Charge Coverage Ratio

For the Pro Forma Fiscal Year Ended April 1, 2005

Dollar Amounts in Thousands

Pro Forma for the Fiscal Year Ended April 1, 2005
Net Income Before Income Taxes	$16,696

Computation of Fixed Charges:
Interest expense and amortization of debt issue costs on all indebtedness	55,468

Interest factor on rent expense (1)	4,340

Total fixed charges	59,808

Earnings before income taxes and fixed charges	$76,504

Ratio of earnings to fixed charges	1.3

(1)	Amount included in fixed charges for rentals is considered by management to be a reasonable approximation of the interest factor.